FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: December 28, 2007

(Translation)

Semi-Annual Consolidated Financial Statements

for the Six Months ended September 30, 2007

(Extract of Hanki-houkokusyo, Semi-Annual Securities Report)

NEC Corporation

PART 1. Information on the Company

ITEM 1.	Overview of the Company

1. Changes of Selected Financial Data

(1) Summary of Consolidated Financial Results

	Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Sales (In millions of yen)	2,283,779	2,221,604	2,140,593	4,929,970	4,652,649
Ordinary income (loss) (In millions of yen)	(19,346)	(11,819)	9,768	14,955	16,347
Net income (loss) (In millions of yen)	(331)	(9,927)	(4,747)	(10,062)	9,128
Net assets (In millions of yen)	1,022,833	1,238,730	1,218,041	1,029,807	1,240,123
Total assets (In millions of yen)	3,748,726	3,694,532	3,598,505	3,802,775	3,731,669
Net assets per share (yen)	513.17	510.06	503.96	516.62	512.99
Basic net income (loss) per share (yen)	(0.16)	(4.94)	(2.43)	(5.26)	4.43
Diluted net income per share (yen)	—	—	—	—	4.23
Shareholders’ equity (%)	27.3	28.0	28.4	27.1	27.8
Cash flows from operating activities (In millions of yen)	41,303	106,079	60,715	225,804	238,318
Cash flows from investing activities (In millions of yen)	(35,680)	(64,937)	(74,783)	(84,687)	(169,676)
Cash flows from financing activities (In millions of yen)	(92,388)	(55,972)	(8,976)	(200,199)	(103,739)
Cash and cash equivalents at end of period (In millions of yen)	419,076	439,792	403,761	452,370	423,369
Number of employees	155,617	156,545	156,613	154,180	154,786

(Notes)

1. Accounting for consumption and local consumption tax (hereinafter “consumption taxes”) are recorded at amounts exclusive of consumption taxes.

2. Effective from the fiscal year ended March 31, 2006, NEC Corporation (hereinafter “the Company”) has applied “Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation on Amendments to Accounting Standard for Retirement Benefits” (Implementation Guidance No.7 of Accounting Standards Board of Japan).

3. In the past, the Company recorded repair expenses for products, other than customized products, during warranty periods as the repair services are rendered. However, effective from the fiscal year ended March 31, 2006, the Company has adopted a method for accruing repair expenses for product warranty liabilities using the historical repair expense ratio against Sales when the related sales are recognized.

4. In calculating net assets, the Company has adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Implementation Guidance No.8 of Accounting Standards Board of Japan), effective from the six months ended September 30, 2006.

5. “Diluted net income per share” for the six months ended September 30, 2005, the six months ended September 30, 2006, the six months ended September 30, 2007 and the fiscal year ended March 31, 2006 are not shown above due to basic net loss per share, while there are residual securities.

6. The Company has adopted “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the six months ended September 30, 2006 and accrued estimated amounts of warranty expenses for customized products based on the historical warranty cost ratio against sales or other.

ITEM 5.	Financial information

1. Basis of preparation of the interim consolidated financial statements

The Company’s interim consolidated financial statements are prepared in accordance with “Regulation for Terminology, Forms and Preparation of Semi-annual Consolidated Financial Statements” (Ministry of Finance Ordinance NO. 24, 1999 hereinafter referred to as “Regulations Concerning Consolidated Semi-annual Financial Statements”).

The interim consolidated financial statements for the previous six months (from April 1, 2006 to September 30, 2006) have been prepared in accordance with the prior “Regulations Concerning Consolidated Semi-annual Financial Statements”. The interim consolidated financial statements for the current six months (from April 1, 2007 to September 30, 2007) have been prepared in accordance with the amended Regulations Concerning Consolidated Semi-annual Financial Statements.

2. Report of independent auditors

The Company’s consolidated financial statements for the previous six months (from April 1, 2006 to September 30, 2006) were reviewed by Ernst & Young ShinNihon, pursuant to the provisions of Article 193-2 of the Securities and Exchange Law. The Company’s consolidated financial statements for the current six months (from April 1, 2007 to September 30, 2007) were reviewed by Ernst & Young ShinNihon, pursuant to the provisions of Article 193-2-1 of the Financial Instruments and Exchange Law.

1	Consolidated Financial Statements and other

(1) Consolidated Financial Statements

(a) Consolidated Balance Sheets

(In millions of yen)

Account	Note No.	Six months ended September 30, 2006 (As of September 30, 2006)			Six months ended September 30, 2007 (As of September 30, 2007)			Condensed consolidated balance sheet for fiscal year ended March 31, 2007 (As of March 31, 2007)
		Amount		(% of total assets)	Amount		(% of total assets)	Amount		(% of total assets)
ASSETS

I. Current assets
1. Cash and deposits			347,815			234,790			332,446
2. Notes and accounts receivable, trade	* 4, 5, 7		732,616			727,323			874,543
3. Marketable securities			93,303			169,517			91,570
4. Inventories			550,643			534,515			493,224
5. Deferred tax assets			109,092			118,280			114,560
6. Others			181,908			144,957			150,895
Allowance for doubtful accounts			(10,426)			(7,489)			(9,557)

Total current assets			2,004,951	54.3		1,921,893	53.4		2,047,681	54.9

II Fixed assets
1. Tangible fixed assets	*1,2
(1) Buildings		241,504			233,086			238,677
(2) Machinery and equipment		216,595			197,170			214,833
(3) Tools and other equipment		102,057			110,383			104,925
(4) Others		122,266	682,422		130,740	671,379		126,094	684,529

2. Intangible assets
(1) Goodwill		92,976			95,641			89,566
(2) Others		144,248	237,224		129,583	225,224		132,425	221,991

3. Investments and other assets
(1) Investment securities		253,214			221,007			230,504
(2) Investments in affiliated companies		103,605			223,795			221,864
(3) Deferred tax assets		223,524			164,930			160,810
(4) Others		215,246			187,802			181,098
Allowance for doubtful accounts		(25,654)	769,935		(17,525)	780,009		(16,808)	777,468

Total fixed assets			1,689,581	45.7		1,676,612	46.6		1,683,988	45.1

Total assets			3,694,532	100.0		3,598,505	100.0		3,731,669	100.0

(In millions of yen)

	Note No.	Six months ended September 30, 2006 (As of September 30, 2006)		Six months ended September 30, 2007 (As of September 30, 2007)		Condensed consolidated balance sheet for fiscal year ended March 31, 2007 (As of March 31, 2007)
Account		Amount	(% of total assets)	Amount	(% of total assets)	Amount	(% of total assets)
LIABILITIES
I Current liabilities
1. Notes and accounts payable, trade	*7	761,633		683,235		786,899
2. Shot-term borrowings	*2,6	118,155		117,225		151,947
3. Commercial papers		40,000		149,881		102,943
4. Current portion of bonds		146,418		104,055		76,570
5. Accrued expenses		269,762		273,260		285,039
6. Reserve for bonuses to directors		145		344		401
7. Product warranty liabilities		24,924		39,621		34,459
8. Others		266,040		234,235		257,221

Total current liabilities		1,627,077	44.1	1,601,856	44.5	1,695,479	45.5

II Long-term liabilities
1. Bonds		473,504		369,216		443,219
2. Long-term borrowings	*2,6	62,576		87,865		42,759
3. Deferred tax liabilities		11,422		13,919		11,424
4. Liabilities for retirement benefits		204,466		224,093		216,769
5. Provision for loss on repurchase of computers		17,689		14,925		16,355
6. Long-term product warranty liabilities		723		1,793		2,380
7. Provision for recycling expenses of personal computers		5,044		5,183		5,634
8. Others		53,301		61,614		57,527

Total long-term liabilities		828,725	22.4	778,608	21.7	796,067	21.3

Total liabilities		2,455,802	66.5	2,380,464	66.2	2,491,546	66.8

(In millions of yen)

	Note No.	Six months ended September 30, 2006 (As of September 30, 2006)		Six months ended September 30, 2007 (As of September 30, 2007)		Condensed consolidated balance sheet for fiscal year ended March 31, 2007 (As of March 31, 2007)
Account		Amount	(% of total assets)	Amount	(% of total assets)	Amount	(% of total assets)
NET ASSETS

I Shareholders’ equity

1 Common stock		337,822		337,939		337,822
2 Capital surplus		464,924		464,876		464,838
3 Retained earnings		162,050		160,155		173,003
4 Treasury stock		(2,960)		(3,269)		(3,225)

Total shareholders’ equity		961,836	26.0	959,701	26.6	972,438	26.0

II Valuation and translation adjustments and others
1 Unrealized gains(losses) on available-for-sale securities		66,461		51,029		57,706
2 Unrealized gains(losses) on derivative financial instruments		9		(225)		(143)
3 Foreign currency translation adjustments		4,865		9,955		8,807

Total valuation and translation adjustments and others		71,335	1.9	60,759	1.7	66,370	1.8

III Stock subscription rights		66	0.0	98	0.0	81	0.0

IV Minority interests		205,493	5.6	197,483	5.5	201,234	5.4

Total net assets		1,238,730	33.5	1,218,041	33.8	1,240,123	33.2

Total liabilities and net assets		3,694,532	100.0	3,598,505	100.0	3,731,669	100.0

(b) Consolidated Statements of Operations

(In millions of yen)

		Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)			Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)			Condensed consolidated statement of operations for fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Account	Note No.	Amount		% of Sales	Amount		% of Sales	Amount		% of Sales
I SALES			2,221,604	100.0		2,140,593	100.0		4,652,649	100.0

II COST OF SALES			1,549,243	69.7		1,457,974	68.1		3,242,459	69.7

Gross profit			672,361	30.3		682,619	31.9		1,410,190	30.3

III SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	*1		664,857	30.0		655,183	30.6		1,340,214	28.8

Operating income			7,504	0.3		27,436	1.3		69,976	1.5

IV NON-OPERATING INCOME
1 Interest income		4,384			4,626			8,951
2 Dividend income		1,780			2,036			3,622
3 Equity in earnings of affiliated companies		555			—			—
4 Others		7,678	14,397	0.7	7,366	14,028	0.7	13,622	26,195	0.6

V NON-OPERATING EXPENSES
1 Interest expense		7,441			7,614			16,161
2 Retirement benefit expenses		—			6,911			13,863
3 Loss on disposals of fixed assets		—			4,532			15,639
4 Foreign exchange loss		2,415			3,655			2,622
5 Equity in losses of affiliated companies		—			8			4,006
6 Others		23,864	33,720	1.5	8,976	31,696	1.5	27,533	79,824	1.7

Ordinary income (loss)			(11,819)	(0.5)		9,768	0.5		16,347	0.4

VI SPECIAL GAINS
1 Gain on business transfers	*2	—			3,216			—
2 Gain on sales of investment securities		10,970			1,917			25,651
3 Gain on sales of fixed assets	*3	107			1,340			2,872
4 Gain on change in interests in consolidated subsidiaries and affiliated companies	*4	8,630			926			8,630
5 Reversal of provision for recycling expenses of personal computers		1,805			924			1,892
6 Gain on sales of investments in affiliated companies	*5	—			159			41
7 Gain on reversion of securities from the pension trust	*6	—			—			69,533
8 Gain on transfer of securities to the pension trust	*7	6,534			—			6,534
9 Gain on lapse of stock subscription rights		—	28,046	1.3	—	8,482	0.3	2	115,155	2.5

		Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)			Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)			Condensed consolidated statement of operations for fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
VII SPECIAL LOSSES
1 Cost of corrective measures for products	*8	—			2,823			4,695
2 Restructuring charges	*9	10,777			2,736			15,805
3 Loss on devaluation of investment securities	*10	1,545			1,208			10,058
4 Loss on retirement of fixed assets	*11	—			1,010			—
5 Impairment loss on fixed assets	*12	1,283			529			2,768
6 Loss on sales of investments in affiliated companies	*13	—			408			661
7 Other retirement benefit expenses	*14	978			—			991
8 Loss on sales of fixed assets	*15	—			—			208
9 Loss on sales of investment securities		—	14,583	0.7	—	8,714	0.4	19	35,205	0.8

Income before income taxes and minority interests			1,644	0.1		9,536	0.4		96,297	2.1

Income taxes-current		11,371			18,180			30,728
Income taxes-deferred		(153)	11,218	0.5	(2,280)	15,900	0.7	62,242	92,970	2.0

Minority interests in net loss (income) of consolidated subsidiaries			353	0.0		(1,617)	(0.1)		(5,801)	(0.1)

Net (loss) income			(9,927)	(0.4)		(4,747)	(0.2)		9,128	0.2

(c) Consolidated Statements of Changes in Net Assets

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(In millions of yen)

	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances at beginning of period	337,821	441,155	173,808	(2,869)	949,915
Changes during the period
Increase due to stock-for-stock exchange		24,382			24,382
Conversion of convertible bonds with stock subscription rights	1	1			2
Bonuses to directors (Note)			(200)		(200)
Dividends (Note)			(5,979)		(5,979)
Net loss			(9,927)		(9,927)
Repurchases and disposals of treasury stock		(67)		(91)	(158)
Effect of change in scope of affiliated companies accounted for by the equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the period
Total changes during the period	1	23,769	(11,758)	(91)	11,921
Balances at end of period	337,822	464,924	162,050	(2,960)	961,836

	Valuation and translation adjustments and others
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instrument	Foreign currency translation adjustments	Stock subscription rights	Minority interests	Total net assets
Balances at beginning of period	78,128	—	1,764	—	212,843	1,242,650
Changes during the period
Increase due to stock-for-stock exchange						24,382
Conversion of convertible bonds with stock subscription rights						2
Bonuses to directors (Note)						(200)
Dividends (Note)						(5,979)
Net loss						(9,927)
Repurchases and disposals of treasury stock						(158)
Effect of change in scope of affiliated companies accounted for by the equity method						4,348
Others						(547)
Net changes in items other than shareholders’ equity during the period	(11,667)	9	3,101	66	(7,350)	(15,841)
Total changes during the period	(11,667)	9	3,101	66	(7,350)	(3,920)
Balances at end of period	66,461	9	4,865	66	205,493	1,238,730

Note: The appropriation approved at the ordinary general meeting of shareholders in June 2006.

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(In millions of yen)

	Shareholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances at beginning of period	337,822	464,838	173,003	(3,225)	972,438
Changes during the period
Conversion of convertible bonds with stock subscription rights	116	116			233
Dividends			(8,101)		(8,101)
Net loss			(4,747)		(4,747)
Repurchases of treasury stock				(200)	(200)
Disposals of treasury stock		(79)		156	77
Net changes in items other than shareholders’ equity during the period
Total changes during the period	116	37	(12,848)	(44)	(12,738)
Balances at end of period	337,939	464,876	160,155	(3,269)	959,701

	Valuation and translation adjustments and others				Stock subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instrument	Foreign currency translation adjustments	Total valuation and translation adjustments and others
Balances at beginning of period	57,706	(143)	8,807	66,370	81	201,234	1,240,123
Changes during the period
Conversion of convertible bonds with stock subscription rights							233
Dividends							(8,101)
Net loss							(4,747)
Repurchases of treasury stock							(200)
Disposals of treasury stock							77
Net changes in items other than shareholders’ equity during the period	(6,677)	(82)	1,148	(5,611)	17	(3,751)	(9,345)
Total changes during the period	(6,677)	(82)	1,148	(5,611)	17	(3,751)	(22,082)
Balances at end of period	51,029	(225)	9,955	60,759	98	197,483	1,218,041

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

	Shareholder’s equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances at beginning of year	337,821	441,155	173,808	(2,869)	949,915
Changes during the fiscal year
Increase due to stock-for-stock exchange		24,382			24,382
Conversion of convertible bonds with stock subscription rights	1	1			2
Bonuses to directors (Note1)			(200)		(200)
Dividends (Note2)			(14,081)		(14,081)
Net income			9,128		9,128
Repurchases of treasury stock				(558)	(558)
Disposals of treasury stock		(153)		202	49
Effect of change in scope of affiliated companies accounted for by the equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than shareholders’ equity during the fiscal year
Total changes during the fiscal year	1	23,683	(805)	(356)	22,523
Balances at end of year	337,822	464,838	173,003	(3,225)	972,438

	Valuation and translation adjustments and others				Stock subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on available-for-sale securities	Unrealized gains (losses) on derivative financial instrument	Foreign currency translation adjustments	Total valuation and translation adjustments and others
Balances at beginning of year	78,128	—	1,764	79,892	—	212,843	1,242,650
Changes during the fiscal year
Increase due to stock-for-stock exchange							24,382
Conversion of convertible bonds with stock subscription rights							2
Bonuses to directors (Note1)							(200)
Dividends (Note2)							(14,081)
Net income							9,128
Repurchase of treasury stock							(558)
Disposals of treasury stock							49
Effect of change in scope of affiliated companies accounted for by the equity method							4,348
Others							(547)
Net changes in items other than shareholders’ equity during the fiscal year	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(25,050)
Total changes during the fiscal year	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(2,527)
Balances at end of year	57,706	(143)	8,807	66,370	81	201,234	1,240,123

Note 1:  The appropriation approved at the ordinary general meeting of shareholders in June 2006.

Note 2:  Out of total dividends, 5,979 million yen was the appropriation approved at the ordinary general meeting of shareholders in

               June 2006.

(d) Consolidated Statements of Cash Flows

(In millions of yen)

		Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Condensed Consolidated Statement of Cash Flows for fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Account	Note No.	Amount	Amount	Amount
I Cash flows from operating activities:
Income before income taxes and minority interests		1,644	9,536	96,297
Depreciation and amortization		93,011	92,732	198,398
Amortization of long-term prepaid expenses		12,851	11,886	25,975
Impairment loss on fixed assets		1,283	529	2,768
Amortization of goodwill		4,164	4,375	8,287
Decrease in allowance for doubtful accounts		(4,651)	(1,737)	(13,327)
Increase in product warranty liabilities		13,470	4,786	24,553
Decrease in provision for loss on repurchase of computers		(1,843)	(1,430)	(3,177)
Increase in liabilities for retirement benefits		6,805	5,417	28,629
Interest and dividend income		(6,164)	(6,662)	(12,573)
Interest expense		7,441	7,614	16,161
Equity in (earnings) losses of affiliated companies		(555)	8	4,006
Gain on change in interests in consolidated subsidiaries and affiliated companies		(8,630)	(926)	(8,630)
Gain on sales of fixed assets		(107)	(1,340)	(2,872)
Loss on sales of fixed assets		—	—	208
Gain on sales of investment securities		(10,970)	(1,917)	(25,651)
Loss on devaluation of investment securities		1,545	1,208	10,058
Loss on sales of investment securities		—	—	19
Gain on sales of investments in affiliated companies		—	(159)	(41)
Loss on sales of investments in affiliated companies		—	408	661
Gain on business transfers		—	(3,216)	—
Gain on lapse of stock subscription rights		—	—	(2)
Gain on reversion of securities from the pension trust		—	—	(69,533)
Settlement and compensation loss		863	705	7,510
Cost of corrective measures for products		—	2,823	—
Restructuring charges		—	2,736	—
Decrease (increase) in notes and accounts receivable, trade		135,752	146,850	(31,524)
Increase in inventories		(54,707)	(45,630)	(14,098)
Decrease in notes and accounts payable, trade		(66,728)	(103,789)	(24,413)
Others, net		7,051	(36,412)	67,558

Sub-total		131,525	88,395	285,247

Interest and dividends received		6,151	6,672	12,598
Interest paid		(7,336)	(8,279)	(16,180)
Payment for settlement and compensation loss		(8,478)	(3,748)	(15,240)
Income taxes paid		(15,783)	(22,325)	(28,107)

Net cash provided by operating activities		106,079	60,715	238,318

(In millions of yen)

		Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Condensed Consolidated Statement of Cash Flows for fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Account	Note No.	Amount	Amount	Amount
II Cash flows from investing activities:
Purchases of tangible fixed assets		(92,502)	(65,696)	(186,815)
Proceeds from sales of tangible fixed assets		43,401	11,648	50,316
Acquisitions of intangible assets		(18,760)	(18,090)	(36,262)
Purchase of investment securities		(3,806)	(4,939)	(10,655)
Proceeds from sales of investment securities		17,478	4,216	38,432
Disbursements for acquisitions of shares of newly consolidated subsidiaries		(1,630)	(6,813)	(1,630)
Proceeds from acquisitions of shares of newly consolidated subsidiaries		—	—	1,716
Proceeds from sales of shares of subsidiaries being excluded from the consolidation		39	123	39
Disbursements for sales of subsidiaries being excluded from the consolidation		—	—	(1,496)
Purchases of investments in affiliated companies		(10,955)	(4,290)	(22,915)
Proceeds from sales of investments in affiliated companies		56	31	260
Proceeds from business transfers		—	10,563	—
Disbursements for loans receivable		(10,576)	(377)	(12,304)
Collection of loans receivable		12,162	48	14,887
Others, net		156	(1,207)	(3,249)

Net cash used in investing activities		(64,937)	(74,783)	(169,676)

III Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net		(18,279)	16,140	70,574
Proceeds from long-term borrowings		4,856	57,889	15,564
Repayment of long-term borrowings		(20,543)	(27,487)	(58,328)
Proceeds from issuance of bonds		—	50	—
Redemption of bonds		(29,216)	(46,335)	(129,268)
Proceeds from capital contribution from minority shareholders		14,378	—	14,378
Dividends paid		(5,961)	(8,087)	(14,060)
Others, net		(1,207)	(1,146)	(2,599)

Net cash used in financing activities		(55,972)	(8,976)	(103,739)

IV Effect of exchange rate changes on cash and cash equivalents		2,252	3,436	6,096

V Net decrease in cash and cash equivalents		(12,578)	(19,608)	(29,001)

VI Cash and cash equivalents at beginning of period		452,370	423,369	452,370

VII Cash and cash equivalents at end of period	*1	439,792	403,761	423,369

Significant Items for Presenting Consolidated Financial Statements

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
1. Scope of consolidation	The interim consolidated financial statements include the accounts of the Company and its 365 subsidiaries.	The interim consolidated financial statements include the accounts of the Company and its 339 subsidiaries.	The consolidated financial statements include the accounts of the Company and its 342 subsidiaries.

Major consolidated subsidiaries

NEC Electronics Corporation

(hereinafter referred to as “NEC Electronics”)

NEC Electronics America, Inc.

Wuhan NEC Mobile Communication Co., Ltd.

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC Networks and System Integration Corporation

NEC TOKIN Corporation

(hereinafter referred to as “ NEC TOKIN”)

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Major consolidated subsidiaries

NEC Electronics Corporation

(hereinafter referred to as “NEC Electronics”)

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as “NESIC”)

NEC TOKIN Corporation

(hereinafter referred to as “ NEC TOKIN”)

NEC Infrontia Corporation

(hereinafter referred to as “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Major consolidated subsidiaries

NEC Electronics Corporation

(hereinafter referred to as “NEC Electronics”)

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as “NESIC”)

NEC TOKIN Corporation

(hereinafter referred to as “NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to as “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Change in the scope of interim consolidation includes additions of 27 and exclusions of 18 subsidiaries.	Change in the scope of interim consolidation includes additions of 8 and exclusions of 11 subsidiaries.	Change in the scope of consolidation includes additions of 32 and exclusions of 46 subsidiaries.

	Significant changes were as follows:	Significant changes were as follows:	Significant changes were as follows:

	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc.

	27 subsidiaries	8 subsidiaries	32 subsidiaries

	NEC BIGLOBE, Ltd. NEC Electronics Korea Ltd. Qorval Integrated Solutions,Inc. NEC Phillips Unified Solutions Italia S.P.A. Others	Sphere Communications, Inc. Others	NEC BIGLOBE, Ltd. (hereinafter referred to as “NEC BIGLOBE”) NEC Electronic Korea Ltd. NEC Philips Unified Solution B.V. NEC TOKIN Korea Co., Ltd. Others
	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 11 subsidiaries Hokko Denshi Co., Ltd. Others	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 5 subsidiaries NEC Akita. Ltd. NEC Kagoshima. Ltd. NT Sales Co., Ltd. Others

Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc.

36 subsidiaries

Hokko Denshi Co., Ltd.

Packard Bell B.V.

NEC USA, Inc.

NEC Laser & Automation, Ltd.

NEC Gotemba, Ltd.

Others

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	Subsidiaries excluded from the consolidation scope due to merger 7 subsidiaries		Subsidiaries excluded from the consolidation scope due to merger 6 subsidiaries		Subsidiaries excluded from the consolidation scope due to merger 10 subsidiaries

	Previous	New	Previous	New	Previous	New
	TOKIN Shoko Corporation	NEC TOKIN	ABeam System Engineering Ltd.	ABeam Consulting Ltd.	TOKIN Shoko Corporation	NEC TOKIN

	NEC TOKIN Toyama, Ltd.		ABeam Consulting Ltd.		NEC TOKIN Toyama, Ltd.

	NEC TOKIN Iwate, Ltd.		NEC Postal Technorex. Ltd.	NEC Control Systems, Ltd.	NEC TOKIN Iwate, Ltd.

	NEC TOKIN Tochigi, Ltd.		NEC Robotics Engineering. Ltd.		NEC TOKIN Tochigi, Ltd.

	NEC TOKIN Hyogo, Ltd.		NEC Viewtechnology, LTD.	NEC Display Solutions, Ltd.	NEC TOKIN Hyogo, Ltd.

	NEC TOKIN		NEC Display Solutions, Ltd.		NEC TOKIN

	NEC America, Inc.	NEC Corporation of America	NEC TOKIN International Inc.	NEC TOKIN America, Inc.	NEC America, Inc.	NEC Corporation of America

	NEC Solutions (America), Inc.		Tokin Magnetics Inc.		NEC Solutions (America), Inc.

	NEC Compound Semiconductor Devices, Ltd.	NEC Electronics	NEC TOKIN America, Inc		NEC Compound Semiconductor Devices, Ltd.	NEC Electronics

	NEC Electronics		NEC Telenetworx. Ltd.	NESIC	NEC Deviceport, Ltd.

			NESIC		NEC Electronics

					Epiphany Solutions, Ltd.	ABeam System Engineering Ltd.

ABeam System Engineering Ltd.

					Qorval Integrated Solutions, Inc.	Abeam Consulting (USA) Ltd.

Abeam Consulting (USA) Ltd.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
2. Application of equity method	(a) Number of unconsolidated subsidiaries accounted for by the equity method None	(a) Same as on the left	(a) Same as on the left
	(b) Investments in 68 affiliated companies are accounted for by the equity method.	(b) Same as on the left	(b) Same as on the left
	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method

Pleomart. Inc

Keyware Solutions Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd.

Anritsu Corporation

Japan Aviation Electronics Industry, Limited

Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions, Inc.

Shanghai SVA NEC Liquid Crystal Display., Co., Ltd

(hereinafter referred to as “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc Inc.

(hereinafter referred to as “Sony NEC Optiarc”)

Adcore-Tech Co., Ltd.

(hereinafter referred to as “Adcore-Tech”)

Pleomart. Inc

Keyware Solutions Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd. (hereinafter referred to as “Nippon Electric Glass “)

Anritsu Corporation

Japan Aviation Electronics Industry, Limited

Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions, Inc.

Shanghai SVA NEC Liquid Crystal Display Co., Ltd.

(hereinafter referred to as “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc Inc.

(hereinafter referred to as “Sony NEC Optiarc”)

Adcore-Tech Co., Ltd.

(hereinafter referred to as “Adcore-Tech”)

Automotive Energy Supply Corporation

(hereinafter referred to as “AESC”)

Pleomart. Inc

Keyware Solutions Inc.

Nippon Computer System Co., Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd. (hereinafter referred to as “Nippon Electric Glass ”)

Anritsu Corporation

Japan Aviation Electronics Industry, Limited

Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions, Inc.

Shanghai SVA NEC Liquid Crystal Display Co., Ltd.

(hereinafter referred to as “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc Inc.

(hereinafter referred to as “Sony NEC Optiarc”)

Adcore-Tech Co., Ltd.

(hereinafter referred to as “Adcore-Tech”)

3 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 3 affiliated companies, including Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.

2 affiliated companies, AESC and NT Sales Co., Ltd., were newly accounted for by the equity method. 2 affiliated companies, including AUTHENTIC, Ltd. were excluded from the affiliated companies accounted for by the equity method.

5 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 5 affiliated companies, including Hua Hong Semiconductor and Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.

	(c) Unconsolidated subsidiaries and affiliated companies not accounted for by the equity method	(c) Same as on the left	(c) Same as on the left
None

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(d) Although the Company owns over 20% of the total outstanding shares of Japan Electronic Computer Co., Ltd. (hereinafter referred to as the “JECC”), JECC was excluded from affiliated companies, because it is jointly owned and managed by 6 domestic electronic computer manufacturers to promote the data-processing industry.	(d) Same as on the left	(d) Same as on the left

3. Interim period (fiscal year) ends of consolidated subsidiaries	The interim period end of consolidated subsidiaries is September 30 except for the following subsidiaries:	The interim period end of consolidated subsidiaries is September 30 except for the following subsidiaries:	The fiscal year end of consolidated subsidiaries is March 31 except for the following subsidiaries:
	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A.	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V.	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V.
	70 other subsidiaries	43 other subsidiaries	53 other subsidiaries

The interim period ends of subsidiaries listed above are usually June 30, and the financial statements as of and for the period ended June 30 were included in the NEC consolidation.

The Company made adjustments for material transactions between the interim period ends of the subsidiaries and the interim period end of the Company, as needed.

Same as on the left

The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
4. Accounting policies	Accounting policies adopted by consolidated subsidiaries are, in general, the same as those adopted by the Company. Certain accounting policies adopted by overseas consolidated subsidiaries are in accordance with those of respective countries.	Same as on the left	Same as on the left

(1) Valuation basis and method of major assets

(a) Marketable and investment securities

Available-for-sale securities

•   Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at interim period end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

(a) Marketable and investment securities Available-for-sale securities • Securities with market prices Sameas on the left

(a) Marketable and investment securities

Available-for-sale securities

•   Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

	• Securities without market prices Moving-average cost method	• Securities without market prices Same as on the left	• Securities without market prices Same as on the left
	____________	• Investments in limited partnerships, etc. Based on the latest available financial statements, the investments in limited partnerships were accounted for by the equity method.	• Investments in limited partnerships, etc. Same as on the left
	(b) Derivatives Market value method	(b) Derivatives Same as on the left	(b) Derivatives Same as on the left

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(c) Inventories

Inventories are stated at the lower of cost or market, determined by the following valuation methods:

Valuation method

Finished products

Custom-made products

    Mainly, specific identification

    method

Mass produced standard products

    Mainly, first-in, first-out method

Work-in process

Custom-made products

    Mainly, specific identification

    method

Mass produced standard products

    Mainly, average cost method

Semi-finished products, raw materials and others

    Mainly, first-in, first-out method

		(c) Inventories Same as on the left	(c) Inventories Same as on the left

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(2) Valuation standard and method of major depreciable assets	(a) Tangible fixed assets	(a) Tangible fixed assets	(a) Tangible fixed assets
	Depreciation is computed principally by the declining-balance method	Depreciation is computed principally by the declining-balance method	Depreciation is computed principally by the declining-balance method
	Estimated useful lives are as follows:	Estimated useful lives are as follows:	Estimated useful lives are as follows:
	Buildings and structures	Buildings and structures	Buildings and structures
	7 - 50 years	7 - 50 years	7 - 50 years
	Machinery and equipment, tools and other equipment	Machinery and equipment, tools and other equipment	Machinery and equipment, tools and other equipment

	2-22 years	2-22 years	2-22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(Change in accounting policies)

Effective from this interim period, certain domestic consolidated subsidiaries have changed their depreciation method in terms of the tangible fixed assets acquired after April 1, 2007 in accordance with the corporation tax law as amended.

The effect of this change in operating income, ordinary income and income before income taxes and minority interests is immaterial.

(Additional information)

Effective from this interim period, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporation tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax laws as amended.

The effect of the change was to decrease operating income, ordinary income and income before income taxes and minority interests by 1,210 million yen, respectively.

For the impact on the Segment information, please refer to the corresponding notes information.

Leased assets are depreciated by the declining-balance method over the respective lease periods.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(b) Intangible assets

• Software

Software for sale to the market is amortized based on projected sales volumes (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

(b) Intangible assets

• Software

Software for sale to the market is amortized either based on projected sales volumes or projected sales amounts (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

(b) Intangible assets • Software Same as on the left
	• Goodwill Goodwill is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.	• Goodwill Same as on the left	• Goodwill Same as on the left

	__________	(c) Investments and other assets Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.	(c) Investments and other assets Same as on the left

(3) Accounting standards for significant reserves

(a) Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount determined using a historical bad debt ratio for normal receivables, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

		(a) Allowance for doubtful accounts Same as on the left	(a) Allowance for doubtful accounts Same as on the left

(b) Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this interim period, out of the estimated amount to be paid during the following fiscal year.

(b) Reserve for bonuses to directors Same as on the left

(b) Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this fiscal year, out of the estimated amount to be paid during the following fiscal year.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(c) Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

(c) Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

(c) Product warranty liabilities Same as on the left

(Additional information)

The cost of after service during the charge free warranty period of products has in the past been recorded at the time of repair as it has been during the previous interim period. However, from the previous consolidated fiscal year (second half of the year), the method has been changed to record an estimated amount based on past actual results against the sales amount. As the result of this, the operating income of previous interim period is 838 million yen less, ordinary loss of previous interim period is recorded as 838 million yen more and income before income taxes and minority interest of previous interim period as 7,556 million yen more.

Furthermore, “Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) was adopted effective for this interim period. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income and income before income taxes and minority interests by 10,523 million yen, respectively and to increase ordinary loss by 10,523 million yen.

(Additional information)

“Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) was adopted effective for this fiscal year. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income, ordinary income, and income before income taxes and minority interests by 13,370 million yen, respectively.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(d) Liabilities for retirement benefits

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

(d) Liabilities for retirement

benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

(d) Liabilities for retirement

benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

	Transitional obligation is amortized on a straight-line basis mainly over 15 years.	Transitional obligation is amortized on a straight-line basis mainly over 15 years.	Transitional obligation is amortized on a straight-line basis mainly over 15 years.

	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years).	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).

	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years), starting the following year after incurrence.	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(e) Provision for loss on repurchase of computers The Company provides provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past.	(e) Provision for loss on repurchase of computers Same as on the left	(e) Provision for loss on repurchase of computers Same as on the left

(f) Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, estimated recycling costs to be incurred upon collection of household personal computers that were sold were recorded, based on volume of shipments and collection ratio.

(f) Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

(f) Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

	The Company semiannually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.	The Company semiannually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.	The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(4) Standard for converting major foreign assets or liabilities to domestic currency	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the interim period end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective interim period ends. Income and expenses are translated into Japanese yen at the average exchange rate of the interim period. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.	Same as on the left	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(5) Significant leasing transactions	Finance leases as lessee are accounted for as ordinary sales transactions.	Same as on the left	Same as on the left

(6) Accounting for significant hedging activities

(a) Method of hedge accounting

Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives.

		(a) Method of hedge accounting Same as on the left.	(a) Method of hedge accounting Same as on the left
	(b) Hedging instruments and hedged items Hedging instruments Interest rate swaps Hedged items Bonds and borrowings	(b) Hedging instruments and hedged items Same as on the left	(b) Hedging instruments and hedged items Same as on the left

(c) The Company’s policy for hedging

Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.

		(c) The Company’s policy for hedging Same as on the left	(c) The Company’s policy for hedging Same as on the left

(d) Assessment of hedge effectiveness

The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.

		(d) Assessment of hedge effectiveness Same as on the left	(d) Assessment of hedge effectiveness Same as on the left

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(7) Other significant accounting policies	(a) Consumption taxes Consumption taxes are separately accounted for by excluding them from each transaction amount.	(a) Consumption taxes Same as on the left	(a) Consumption taxes Same as on the left

	(b) Application of consolidated corporate-tax return system The Company files its tax return under the consolidated corporate-tax return system.	(b) Application of consolidated corporate-tax return system Same as on the left	(b) Application of consolidated corporate-tax return system Same as on the left

5. Cash and cash equivalents in interim consolidated statements of cash flows	Cash and cash equivalents in interim consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.	Same as on the left	Cash and cash equivalents in consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.

Changes in Significant Items for Presenting Consolidated Financial Statements

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Adoption of Accounting Standards for Presentation of Net Assets in the Balance Sheet)

Effective for this interim period, the Company adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.5, issued on December 9, 2005) and the “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005). The amount of shareholders’ equity as of September 30, 2006 in accordance with the conventional accounting standard was 1,033,162 million yen.

In the current interim period, “Net assets” section of the interim consolidated balance sheet is presented in accordance with the revised regulations of interim consolidated financial statements.

____________

(Adoption of Accounting Standards for Presentation of Net Assets in the Balance Sheet)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No.5, issued on December 9, 2005) and the “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No.8 issued on December 9, 2005). The amount of shareholders’ equity as of March 31, 2007 in accordance with the conventional accounting standard was 1,038,951 million yen.

In the current year, “Net assets” section of the consolidated balance sheet is presented in accordance with the revised regulations of consolidated financial statements.

(Adoption of Accounting Standards for Business Combinations and Business Divestitures)

Effective for this interim period, the Company adopted the “Accounting Standards for Business Combinations” (Business Accounting Council, issued on October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, issued on December 27, 2005). The effect of the change on the consolidated statements of operation is described in “Notes with relate to Business Combination”.

____________

(Adoption of Accounting Standards for Business Combinations and Business Divestitures)

Effective for this fiscal year, the Company adopted the “Accounting Standards for Business Combinations” (Business Accounting Council, issued on October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No.7, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, final revision, December 22, 2006).

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Revision of Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.)

Effective for this interim period, the Company adopted the revised “Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No.1, final revision on August 11, 2006) and “Implementation Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, final revision, August 11, 2006), by which there was no effect on the consolidated statement of operations.

____________

(Revision of Accounting Standards for Treasury Shares and Appropriation of Legal Reserve, etc.)

Effective for this fiscal year, the Company adopted the revised “Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No.1, final revision on August 11, 2006) and “Implementation Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, final revision, August 11, 2006), by which there was no effect on the consolidated statement of operations.

(Accounting Standards for Directors’ Bonus)

Effective for this interim period, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). As a result of this change, operating income and income before income taxes and minority interests decreased by 159 million yen, respectively, and ordinary loss increased by 159 million yen.

The effect of the change on segment information is described in “Notes with relate to Segment Information”.

____________

(Accounting Standards for Directors’ Bonus)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). As a result of this change, operating income, ordinary income and income before income taxes and minority interests decreased by 401 million yen, respectively.

The effect of the change on segment information is described in “Notes with relate to Segment Information”.

(Accounting Standards for Stock Option)

Effective for this interim period, the Company adopted the “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, final revision, May 31, 2006), by which there was little effect on the consolidated statement of operations.

____________

(Accounting Standards for Stock Option)

Effective for this fiscal year, the Company adopted the “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, issued on December 27, 2005), and “Implementation Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, final revision, May 31, 2006), by which there was little effect on the consolidated statement of operations.

Changes in Presentation Method

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
(Consolidated Balance Sheet) “Consolidated adjustment accounts” which were separately disclosed in the previous interim period were renamed as “Goodwill”.	_________

_________

(Consolidated Balance Sheet)

Certificate of deposit which had been included in “Cash and deposits” on six months ended September 30, 2006 and fiscal year ended March 31, 2007 has been included in “Marketable securities” from six months ended September 30, 2007.

This change is in accordance with “Practice Guidance for financial instruments” amended on July 4, 2007 as final which stipulates to treat them as “Marketable securities”.

The balance of certificate of deposit as of September 30, 2006,

September 30, 2007 and March 31, 2007 are 96,000 million yen, 116,200 million yen and 70,000 million yen, respectively.

_________

(Consolidated Statements of Operations)

“Retirement benefit expenses” and “Loss on disposals of fixed assets” which had been included in “Others” of “Non-operating expenses” in the previous interim period have been separately disclosed from six months ended September 30, 2007. The amounts of “Retirement benefit expenses” and “Loss on disposals of fixed assets” for the six months ended September 30, 2006 are 6,885 million yen and 5,511 million yen, respectively.

(Consolidated Statement of Cash Flows) “Amortization of consolidated adjustment accounts” which was separately disclosed in the previous interim period was renamed as “Amortization of goodwill”.	_________

Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

(In millions of yen)

Items	Six months ended September 30, 2006 (As of September 30, 2006)		Six months ended September 30, 2007 (As of September 30, 2007)		Fiscal year ended March 31, 2007 (As of March 31, 2007)
*1. Accumulated depreciation of tangible fixed assets	1,802,220		1,799,326		1,789,062

*2. Assets pledged as and debt secured by collateral
Balances of assets pledged as collateral	Buildings	7,295	Buildings	7,099	Buildings	6,846
	Machinery and equipment	1,466	Machinery and equipment	1,315	Machinery and equipment	1,385
	Other tangible fixed assets (Land)	7,135	Other tangible fixed assets (Land)	7,132	Other tangible fixed assets (Land)	7,132
	Others	121	Others	214	Others	103

	Total	16,017	Total	15,760	Total	15,466

Amounts of debt secured by collateral

	Short-term borrowings	2,529	Short-term borrowings	2,228	Short-term borrowings	2,267
	Long-term borrowings	1,501	Long-term borrowings	1,957	Long-term borrowings	2,249
	Others	313	Others	149	Others	162

	Total	4,343	Total	4,334	Total	4,678
3. Contingent liabilities

Guarantees for bank loans and others
	Shanghai SVA NEC Liquid Crystal Display	21,899	Shanghai SVA NEC Liquid Crystal Display	19,309	Shanghai SVA NEC Liquid Crystal Display	20,688
	Employees	14,447	Employees	11,824	Employees	12,928
	NEC NEVA Communications System	1,692	Others	4,007	Sony NEC Optiarc	770

	Others	4,562	Total	35,140	NEC Toppan Circuit Solutions, Inc.	554

	Total	42,600			Others	2,022

					Total	36,962

(Additional information)

The Company signed an agreement with financial institutions on October 1, 2007 to provide an additional guarantee for bank borrowings of Sony NEC Optiarc, an affiliated company, for the purpose of financing its business.

The guaranteed amount as of October 31, 2007, net of liability recorded in equity method of accounting included in other long-term liabilities at the end of this interim period, is 4,562 million yen.

Guarantees of residual value of operating leases	SMBC Leasing	19,806	SMBC Leasing	19,502	SMBC Leasing	19,393
	BOT Lease	3,705	BOT Lease	3,810	BOT Lease	3,810
	IBJ Leasing	2,084	IBJ Leasing	1,496	IBJ Leasing	1,496
	Other	463	Other	344	Other	452

	Total	26,058	Total	25,152	Total	25,151

(In millions of yen)

Items	Six months ended September 30, 2006 (As of September 30, 2006)	Six months ended September 30, 2007 (As of September 30, 2007)	Fiscal year ended March 31, 2007 (As of March 31, 2007)
Others

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

		NEC Electronics America, Inc., a consolidated subsidiary of the Company, has settled a number of class action civil antitrust lawsuits from direct DRAM purchasers seeking damages for alleged antitrust violations in the DRAM industry, but is still in litigations or in settlement negotiations with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc has also been named as one of the defendants in a number of class action civil antitrust lawsuits from indirect DRAM purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the United States. NEC group companies are also fully cooperating with, and providing information to, the European Commission in its investigation of potential violations of European competition laws in the DRAM industry. Although the outcome of the aforementioned civil lawsuits and settlement negotiations in the United States and investigation by the European Commission is not known at this time, the NEC Group has provided an accrual in a reasonably estimated amount of potential losses in connection with the civil lawsuits and settlement negotiations with customers in the United States.

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

*4. Notes receivable, trade, discounted	523	507	447

*5. Notes receivable, trade, endorsed	2,149	20	959

(In millions of yen)

Items	Six months ended September 30, 2006 (As of September 30, 2006)	Six months ended September 30, 2007 (As of September 30, 2007)		Fiscal year ended March 31, 2007 (As of March 31, 2007)
* 6. Commitment line contract	_____________

The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 26 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of September 30, 2007 were as follows:

				The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 26 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of March 31, 2007 were as follows:
		Commitment line, total	307,000	Commitment line, total	307,000
		Commitment line, used	34,490	Commitment line, used	57,100

		Commitment line, unused	272,510	Commitment line, unused	249,900

The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of September 30, 2007 were as follows:

The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of March 31, 2007 were as follows:

		Commitment line, total	110,000	Commitment line, total	110,000
		Commitment line, used	2,000	Commitment line, used	—

		Commitment line, unused	108,000	Commitment line, unused	110,000

*7. Accounting for notes due on the closing date	Notes receivable, trade and notes payable, trade due on the end of this interim period, which was a holiday of financial institutions, were accounted for as if they were settled on that date.	Notes receivable, trade and notes payable, trade due on the end of this interim period, which was a holiday of financial institutions, were accounted for as if they were settled on that date.		Notes receivable, trade and notes payable, trade due on the end of this fiscal year, which was a holiday of financial institutions, were accounted for as if they were settled on that date.
	The balances of such notes, trade, are as follows. Notes receivable, trade: 2,632 Notes payable, trade: 2,439	The balances of such notes, trade, are as follows. Notes receivable, trade: 584 Notes payable, trade: 457		The balances of such notes, trade, are as follows. Notes receivable, trade: 1,842 Notes payable, trade: 1,155

(Notes to Consolidated Statements of Operations)

(In millions of yen)

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*1. Selling, general and administrative expenses Major account titles and amounts	Salaries for employees	Salaries for employees	Salaries for employees
	177,332	179,044	362,999
	Research and development expenses	Research and development expenses	Research and development expenses
	159,368	170,548	329,605
	Provision for loss on repurchase of computers	Provision for loss on repurchase of computers	Provision for product warranty liabilities
	1,501	750	26,789
	Provision for product warranty liabilities	Provision for product warranty liabilities	Retirement benefit expenses
	15,580	19,444	972
Provision for loss on repurchase of computers
3,870
Allowance for doubtful accounts
2,374

*2. Gain on business transfers	_____________	Gain mainly for disposal of assets following the liquidations of electron device business and IT/Network solutions business in Europe.	_____________

*3. Gain on sales of fixed assets	Due to sales of land, etc.	Same as on the left.	Same as on the left.

*4. Gain on change in interests in consolidated subsidiaries and affiliated companies	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd. (hereinafter referred to as “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.	Due to changes in interests from the new share issuance to designated third party shareholders conducted by Shanghai SVA NEC Liquid Crystal Display.	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd. (hereinafter referred to as “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.

*5. Gain on sales of investments in affiliated companies	_____________	Due to sale of shares of NT Sales Co., LTD.	Mainly due to sale of shares of Netwin Inc.

*6. Gain on reversion of securities from the pension trust	_____________	_____________	The Company had an over funded status in that the plan assets at fair value exceeded the retirement benefit obligations as a result of an improvement in the pension fund status. Certain of the shares of Nippon Electric Glass held in the pension trust were reversed to the Company and a gain was recognized on such asset reversion.

(In millions of yen)

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*7. Gain on transfer of securities to the pension trust	Due to transfer of securities to the pension trust.	_____________	Due to transfer of securities to the pension trust by certain of the Company’s consolidated subsidiary.

*8. Cost of corrective measures for products	_____________	Mainly cost of corrective measures for defective products and substitution of products.	Mainly cost of corrective measures for products and expenses incurred due to customers’ claim for picking up products.

*9. Restructuring charges	Expenses mainly for disposal of assets and transfer of employees following the liquidations of electron device business and mobile terminal business in China.	Expenses mainly for dismissal of employees following the liquidations of electron device business and IT/Network solutions business in Europe.	Expenses mainly for disposal of assets, transfer of employees and revision of the product configuration following the liquidations of electron device business and mobile terminal business in China.

*10. Loss on devaluation of investment securities	_____________	Impairment loss recognized mainly for investment securities.	Same as on the left.

*11. Loss on retirement of fixed assets	_____________	Rebuilding expenses and cost in Tamagawa and Fuchu plants.	_____________

(In millions of yen)

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)			Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)			Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*12. Impairment loss on fixed assets	(1) Summary of assets and asset groups for which impairment losses were recognized.			(1) Summary of assets and asset groups for which impairment losses were recognized.			(1) Summary of assets and asset groups for which impairment losses were recognized.
	Use	Type	Location	Use	Type	Location	Use	Type	Location
	Assets for business use	Buildings, intangible assets and others	Shinagawa-ku, Tokyo	Assets for business use	Buildings, intangible assets and others	Shinagawa-ku, Tokyo	Assets for business use	Buildings, intangible assets and others	Shinagawa-ku, Tokyo

	Idle assets	Land	Sunto-gun, Shizuoka Prefecture and others	Idle assets	Land	Sapporo City, Hokkaido and others	Assets for business use	Buildings, tools and other equipment	Yokohama City, Kanagawa Prefecture

	Idle assets	Land, Buildings	Sendai City, Miyagi Prefecture	Idle assets	Land	Shiroishi City, Miyagi Prefecture	Idle assets	Land, machinery and equipment	Tsuruoka City, Yamagata Prefecture

	Idle assets	Land	Igu-gun, Miyagi Prefecture				Idle assets	Land	Sunto-gun, Shizuoka Prefecture and others

(2) Background to the recognition of impairment loss.

The investments in certain fixed assets were not expected to be recoverable due to lower profitability of assets for business use and market value declines of idle assets. Therefore the Company recognized impairment loss as special loss.

				(2) Background to the recognition of impairment loss. Same as on the left.			(2) Background to the recognition of impairment loss. Same as on the left.

	(3) Amounts of impairment loss			(3) Amounts of impairment loss			(3) Amounts of impairment loss

	Buildings		144	Buildings		17	Buildings		231
	Land		299	Machinery and equipment		36	Machinery and equipment		338
	Intangible assets		671	Tools and other equipment		45	Tools and other equipment		310
	Others		169	Tangible fixed assets-others		282	Tangible fixed assets-others		400

	Total		1,283	Intangible assets-others		149	Intangible assets-others		1,340

				Total		529	Investments and other assets-others		149

							Total		2,768

(In millions of yen)

Items	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(4) Method for grouping assets

In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets into a single asset group.

		(4) Method for grouping assets Same as on the left.	(4) Method for grouping assets Same as on the left.

(5) Measurement of recoverable amounts

The higher of the net realizable value and value in use is used for the recoverable amounts of fixed assets for business use. Net realizable value is used for the recoverable amounts of idle assets.

Net realizable value is estimated based on the assessed value for property tax purposes, etc. The value in use is assessed at 1 yen because the total of future cash flow is a negative amount.

		(5) Measurement of recoverable amounts Same as on the left.	(5) Measurement of recoverable amounts Same as on the left.

*13. Loss on sales of investments in affiliated companies	_________	Mainly due to sale of shares of AUTHENTIC, Ltd.	Mainly due to sale of shares of Packard Bell B.V.

*14. Other retirement benefit expenses	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.	_________	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.

*15. Loss on sales of tangible fixed assets	_________	_________	Due to sales of land and others.

(Notes to Consolidated Statements of Changes in Net Assets)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

1  Stocks, issued

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of September 30, 2006
Common stock	1,995,923	33,632	—	2,029,555

(Reasons for the change)

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Inflontia	33,631 thousand shares

2  Treasury stock

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of September 30, 2006
Common stock	2,974	1,023	45	3,952

(Reasons for the change)

Main reasons for the increase in number of shares are as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia	743 thousand shares
Increase due to repurchase of odd-lot shares	276 thousand shares

Main reason for the decrease in number of shares is as follows

Decrease due to repurchase of odd-lot shares by investors	43 thousand shares

3  Stock subscription rights

The stock option information is disclosed in “Notes with relate to Stock Options”.

4  Dividends

(1)	Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006

(2) Dividends whose record dates are within this interim period and effective dates are within the following interim period

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

1  Stocks, issued

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
Common stock	2,029,555	176	—	2,029,731

(Reasons for the change)

Reason for the increase in number of shares is as follows

Increase due to the conversion of convertible bonds	176 thousand shares

2  Treasury stock

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
Common stock	4,546	314	31	4,829

(Reasons for the change)

Main reasons for the increase in number of shares is as follows

Increase due to repurchase of odd-lot shares	303 thousand shares

Reason for the decrease in number of shares is as follows

Decrease due to repurchase of odd-lot shares by investors	31 thousand shares

3  Stock subscription rights

Company name	Description	Class of stock	Number of shares				Balances as of September 30, 2007 (In millions of yen)
			Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
NEC	Stock subscription rights as stock options			—			56
NEC Electronics	Stock subscription rights as stock options			—			42

Total				—			98

4  Dividends

(1)	Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on May 21, 2007	Common stock	8,104	4	March 31, 2007	June 7, 2007

(2) Dividends whose record dates are within this interim period and effective dates are within the following interim period.

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on November 14, 2007	Common stock	Retained earnings	8,104	4	September 30, 2007	December 3, 2007

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1. Stocks, issued

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	1,995,923	33,632	—	2,029,555

(Reasons for the change)

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Inflontia	33,631 thousand shares

2. Treasury stock

(In thousands of shares)

Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	2,974	1,651	79	4,546

(Reasons for the change)

Main reason for the increase in number of shares are as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia	744 thousand shares
Increase due to repurchase of odd-lot shares	556 thousand shares

Main reason for the decrease in number of shares is as follows

Decrease due to repurchase of odd-lot shares by investors	77 thousand shares

3. Stock subscription rights

Company name	Description	Class of stock	Number of shares				Balances as of March 31, 2007 (In millions of yen)
			Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
NEC	Stock subscription rights as stock options			—			56
NEC Electronics	Stock subscription rights as stock options			—			25

Total				—			81

Note: The stock option information is disclosed in “Notes with relate to Stock Option”.

4 Dividends

(1)	Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006
Extraordinary Meeting of Board of Directors held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

(2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary Meeting of Board of Directors held on May 21, 2007	Common stock	Retained earnings	8,104	4	March 31, 2007	June 7, 2007

(Notes to Consolidated Statements of Cash Flows)

(In millions of yen)

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*1 Reconciliation between cash and cash equivalents at end of interim period (fiscal year) and the amounts on the consolidated balance sheet	Cash and deposits	347,815	Cash and deposits	234,790	Cash and deposits	332,446
	Marketable securities	93,303	Marketable securities	169,517	Marketable securities	91,570
	Time deposits and marketable securities with maturities of more than three months	(1,326)	Time deposits and marketable securities with maturities of more than three months	(546)	Time deposits and marketable securities with maturities of more than three months	(647)

	Cash and cash equivalents	439,792	Cash and cash equivalents	403,761	Cash and cash equivalents	423,369

2 Significant non-cash transactions	Stock-for-stock exchange	24,405	Finance leases	5,285	Stock-for-stock exchange	24,382
	Finance leases	5,645	Conversion of convertible bonds with stock subscription rights	233	Finance leases	9,432
	Conversion of convertible bonds with stock subscription rights	2			Conversion of convertible bonds with stock subscription rights	2

(Notes with relate to Lease Transactions)

(In millions of yen)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Operating leases (The Company as lessee) Obligations under noncancellable operating leases		Operating leases (The Company as lessee) Obligations under noncancellable operating leases		Operating leases (The Company as lessee) Obligations under noncancellable operating leases
Due within one year	42,939	Due within one year	41,589	Due within one year	41,856
Due after one year	158,027	Due after one year	124,261	Due after one year	144,979

Total	200,966	Total	165,850	Total	186,835

(Notes with relate to Marketable and Investment Securities)

Six months ended September 30, 2006 (As of September 30, 2006)

1. Available-for-sale securities with the quoted market prices

(In millions of yen)

	Acquisition cost	Balance sheet value	Unrealized gains (losses)
(1) Stocks	65,637	168,787	103,150
(2) Bonds	900	936	36
(3) Others	1,361	1,311	(50)
Total	67,898	171,034	103,136

2. Detailed description of major securities without the market prices and their Balance sheet value

(In millions of yen)

Balance sheet value
Available-for-sale securities
(1) Stocks	74,085
(2) Bonds	25,987
(3) Investment in limited partnerships and similar partnerships under foreign laws	7,017
(4) Commercial papers	54,085
(5) MMF	12,862

Six months ended September 30, 2007 (As of September 30, 2007)

1. Available-for-sale securities with the quoted market prices

(In millions of yen)

	Acquisition cost	Balance sheet value	Unrealized gains (losses)
(1) Stocks	65,473	141,655	76,182
(2) Bonds	1,018	1,003	(15)
(3) Others	3,646	3,753	107
Total	70,137	146,411	76,274

2. Detailed description of major securities without the market prices and their Balance sheet value

(In millions of yen)

Balance sheet value
Available-for-sale securities
(1) Stocks	63,367
(2) Bonds	5,140
(3) Investment in limited partnerships and similar partnerships under foreign laws	9,801
(4) Certificates of deposit	116,200
(5) Commercial papers	38,047
(6) MMF	9,964

Fiscal year ended March 31, 2007 (As of March 31, 2007)

1. Available-for-sale securities with the quoted market prices

(In millions of yen)

	Acquisition cost	Balance sheet value	Unrealized gains (losses)
(1) Stocks	63,235	149,841	86,606
(2) Bonds	627	628	1
(3) Others	1,715	1,711	(4)
Total	65,577	152,180	86,603

2. Detailed description of major securities without the market prices and their Balance sheet value

(In millions of yen)

Balance sheet value
Available-for-sale securities
(1) Stocks	70,132
(2) Bonds	24,979
(3) Investment in limited partnerships and similar partnerships under foreign laws	6,945
(4) Commercial papers	54,970
(5) MMF	11,477

(Notes with relate to Derivative Financial Instruments)

(In millions of yen)

Type of related items	Type of transactions	Six months ended September 30, 2006 (As of September 30, 2006)			Six months ended September 30, 2007 (As of September 30, 2007)			Fiscal year ended March 31, 2007 (As of March 31, 2007)
		Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)	Contract amount	Fair value	Unrealized gains (losses)
Currency	Foreign exchange forward contracts	32,900	(2,354)	(2,354)	12,325	11,461	864	38,187	(127)	(127)
Interest rate	Swaps	399,925	(5,194)	(5,194)	367,265	(3,267)	(3,267)	393,245	(4,217)	(4,217)

	Total	432,825	(7,548)	(7,548)	—	—	(2,403)	431,432	(4,344)	(4,344)

Notes:

In order to facilitate the comparison with other entities’ disclosed information and to disclose our derivative transactions more clearly, we have changed the method of disclosing the fair value related to the forward foreign exchange contracts from September 30, 2007. The fair value of this item as of September 30, 2006 and March 31, 2007 were 35,254 million yen and 38,314 million yen, respectively, in case the same method of disclosure had been adopted.

(Notes with relate to Stock Options)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

1. Amounts of expenses and account titles for the six months ended September 30, 2006

    Selling, general and administrative expenses 66 million yen

2. Overview, volume and changes

(1)	Overview

Company	NEC Corporation	NEC Corporation
Date of resolution	June 22, 2006	June 22, 2005
Persons granted	14 directors of the Company, and 158 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 161 employees of the Company including presidents of subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 304,000 shares	Common stock 300,000 shares
Date of grant	July 28, 2006	July 11, 2005
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From August 1, 2008 to July 31, 2012	From July 1, 2007 to June 30, 2011
Exercise price	636 yen	637 yen
Fair value per unit at date of grant	190 yen	—

Company	NEC Corporation	NEC Corporation
Date of resolution	June 22, 2004	June 19, 2003
Persons granted	15 directors of the Company, and 159 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 171 employees of the Company including presidents of subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 289,000 shares	Common stock 313,000 shares
Date of grant	July 12, 2004	July 10, 2003
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2006 to June 30, 2010	From July 1, 2005 to June 30, 2009
Exercise price	801 yen	769 yen
Fair value per unit at date of grant	—	—

Company	NEC Corporation	NEC Corporation
Date of resolution	June 20, 2002	June 21, 2001
Persons granted	15 directors of the Company, and 218 employees of the Company including presidents of subsidiaries	16 directors of the Company, and 154 employees of the Company
Number of stock options granted by class of stock (Note)	Common stock 358,000 shares	Common stock 310,000 shares
Date of grant	July 10, 2002	July 2, 2001
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2004 to June 30, 2008	From July 1, 2003 to June 30, 2007
Exercise price	888 yen	1,818 yen
Fair value per unit at date of grant	—	—

Company	NEC Corporation
Date of resolution	June 29, 2000
Persons granted	17 directors of the Company, and 152 employees of the Company
Number of stock options granted by class of stock (Note)	Common stock 301,000 shares
Date of grant	July 3, 2000
Vesting conditions	No vesting conditions are specified.
Service period	No service period is specified.
Exercise period	From July 1, 2002 to June 30, 2006
Exercise price	3,294 yen
Fair value per unit at date of grant	—

Company	NEC Electronics	NEC Electronics
Date of resolution	June 27, 2006	June 13, 2003
Persons granted	4 directors and 26 employees of NEC Electronics including presidents of its subsidiaries	3 directors and 171 employees of NEC Electronics including presidents of its subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 75,000 shares	Common stock 313,500 shares
Date of grant	July 13, 2006	October 17, 2003
Vesting conditions	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option. The terms of the options are subject to adjustments if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option and that consolidated income before income taxes of NEC Electronics for the fiscal year ended March 31, 2004 is 44 billion yen or more. The terms of the options are subject to adjustment if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.
Service period	From July 13, 2006 to July 12, 2008	From October 17, 2003 to October 16, 2005
Exercise period	From July 13, 2008 to July 12, 2012	From October 17, 2005 to October 16, 2007
Exercise price	3,927 yen	8,990 yen
Fair value per unit at date of grant	937 yen	—

Note: The number of options is described after being translated into the number of shares.

(2)	Volume and changes of stock options

(In shares)

Company	NEC Corporation	NEC Corporation	NEC Corporation
Date of Resolution	June 22, 2006	June 22, 2005	June 22, 2004
Prior to vesting
At the beginning of period	—	—	—
Granted	304,000	—	—
Forfeited	—	—	—
Vested	304,000	—	—
Unvested	—	—	—
After vesting
At the beginning of period	—	300,000	289,000
Vested	304,000	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding	304,000	300,000	289,000

	NEC Corporation	NEC Corporation	NEC Corporation
Date of Resolution	June 19, 2003	June 20, 2002	June 21, 2001
Prior to vesting
At the beginning of period	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Unvested	—	—	—
After vesting
At the beginning of period	313,000	202,000	93,000
Vested	—	—	—
Exercised	(Note) 2,000	—	—
Forfeited	111,000	30,000	22,000
Outstanding	200,000	172,000	71,000

Note: Average price of the stock at the time of exercise is 859 yen.

	NEC Corporation	NEC Electronics	NEC Electronics
Date of Resolution	June 29, 2000	June 27, 2006	June 13, 2003
Prior to vesting
At the beginning of period	—	—	—
Granted	—	75,000	—
Forfeited	—	—	—
Vested	—	—	—
Unvested	—	75,000	—
After vesting
At the beginning of period	70,000	—	291,500
Vested	—	—	—
Exercised	—	—	—
Forfeited	70,000	—	—
Outstanding	—	—	291,500

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

1.	Amounts of expenses and account titles for the six months ended September 30, 2007

Selling, general and administrative expenses 17 million yen

2.	Overview

Overview of stock options which is granted during six months ended September 30, 2007

Not applicable

(From April 1, 2006 to March 31, 2007)

1.	Amounts of expenses and account titles for the fiscal year ended March 31, 2007

Selling, general and administrative expenses 83 million yen
Gain on lapse of stock subscription rights 2 million yen

2. Overview

Overview of stock options outstanding during fiscal year ended March 31, 2007

Company	NEC Corporation	NEC Corporation
Date of resolution	June 22, 2006	June 22, 2005
Persons granted	14 directors of the Company, and 158 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 161 employees of the Company including presidents of subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 304,000 shares	Common stock 300,000 shares
Date of grant	July 28, 2006	July 11, 2005
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From August 1, 2008 to July 31, 2012	From July 1, 2007 to June 30, 2011
Exercise price	636 yen	637 yen
Fair value per unit at date of grant	190 yen	—

Company	NEC Corporation	NEC Corporation
Date of resolution	June 22, 2004	June 19, 2003
Persons granted	15 directors of the Company, and 159 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 171 employees of the Company including presidents of subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 289,000 shares	Common stock 313,000 shares
Date of grant	July 12, 2004	July 10, 2003
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2006 to June 30, 2010	From July 1, 2005 to June 30, 2009
Exercise price	801 yen	769 yen
Fair value per unit at date of grant	—	—

Company	NEC Corporation	NEC Corporation
Date of resolution	June 20, 2002	June 21, 2001
Persons granted	15 directors of the Company, and 218 employees of the Company including presidents of subsidiaries	16 directors of the Company, and 154 employees of the Company
Number of stock options granted by class of stock (Note)	Common stock 358,000 shares	Common stock 310,000 shares
Date of grant	July 10, 2002	July 2, 2001
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2004 to June 30, 2008	From July 1, 2003 to June 30, 2007
Exercise price	888 yen	1,818 yen
Fair value per unit at date of grant	—	—

Company	NEC Corporation
Date of resolution	June 29, 2000
Persons granted	17 directors of the Company, and 152 employees of the Company
Number of stock options granted by class of stock (Note)	Common stock 301,000 shares
Date of grant	July 3, 2000
Vesting conditions	No vesting conditions are specified.
Service period	No service period is specified.
Exercise period	From July 1, 2002 to June 30, 2006
Exercise price	3,294 yen
Fair value per unit at date of grant	—

Company	NEC Electronics	NEC Electronics
Date of resolution	June 27, 2006	June 13, 2003
Persons granted	4 directors and 26 employees of NEC Electronics including presidents of its subsidiaries	3 directors and 171 employees of NEC Electronics including presidents of its subsidiaries
Number of stock options granted by class of stock (Note)	Common stock 75,000 shares	Common stock 313,500 shares
Date of grant	July 13, 2006	October 17, 2003
Vesting conditions	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option. The terms of the options are subject to adjustments if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.	The options will vest after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option and that consolidated income before income taxes of NEC Electronics for the fiscal year ended March 31, 2004 is 44 billion yen or more. The terms of the options are subject to adjustment if there is a stock split or reverse stock split. The plans provide conditions that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.
Service period	From July 13, 2006 to July 12, 2008	From October 17, 2003 to October 16, 2005
Exercise period	From July 13, 2008 to July 12, 2012	From October 17, 2005 to October 16, 2007
Exercise price	3,927 yen	8,990 yen
Fair value per unit at date of grant	937 yen	—

Note: The number of options is described after being translated into the number of shares.

(Notes with relate to Segment Information)

Business Segment Information

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(In millions of yen)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
Sales
(1) Sales to customers	1,206,550	419,695	408,633	186,726	2,221,604	—	2,221,604
(2) Intersegment sales and transfers	57,923	79,319	18,412	87,175	242,829	(242,829)	—

Total sales	1,264,473	499,014	427,045	273,901	2,464,433	(242,829)	2,221,604

Operating expenses	1,208,913	536,356	431,291	258,590	2,435,150	(221,050)	2,214,100

Operating income (loss)	55,560	(37,342)	(4,246)	15,311	29,283	(21,779)	7,504

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(In millions of yen)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
Sales
(1) Sales to customers	1,225,967	334,214	399,200	181,212	2,140,593	—	2,140,593
(2) Intersegment sales and transfers	48,164	77,514	21,415	69,379	216,472	(216,472)	—

Total sales	1,274,131	411,728	420,615	250,591	2,357,065	(216,472)	2,140,593

Operating expenses	1,238,976	403,643	419,227	244,978	2,306,824	(193,667)	2,113,157

Operating income (loss)	35,155	8,085	1,388	5,613	50,241	(22,805)	27,436

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

	IT/Network Solution Business	Mobile/ Personal Solution Business	Electron Device Business	Others	Total Before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated Total
Sales
(1) Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
(2) Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—

Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649

Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673

Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Notes:

1	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.

2	Major services and products for each business segment

IT/Network Solution Business:	System construction, consulting, outsourcing, support (maintenance), servers, storage products, professional workstations, business PCs, IT software, enterprise network systems, network systems for telecommunication carriers, broadcast video systems, control systems, aerospace/defense systems

Mobile/Personal Solution Business:	Mobile handsets, personal computers, personal communication devices, BIGLOBE

Electron Device Business:	System LSI and other semiconductors, electronic components, LCD modules

Others:	Lighting Equipment Business, Logistics Business, Projector Business, Display Business

3	Unallocable operating expenses included in “Eliminations/ Corporate” for the six months ended September 30, 2007 and September 30, 2006 and the fiscal year ended March 31, 2007 are 23,538 million yen, 22,855 million yen and 47,136 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at headquarters of the Company and research and development expenses.

4	Effective from this interim period, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporation tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended. The effect of the change was to decrease operating income by 1,210million yen (IT/Network Solution Business 446 million yen, Mobile/Personal Solution Business 68 million yen, Electron Device Business 337 million yen, Others 359 million yen, respectively).

5	Changes in accounting policies

(Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006))

As described in “Accounting Standards for Directors’ Bonus” of “Changes in Significant Items for Presenting Consolidated Financial Statements”, effective from the interim period ended September 30, 2006, the Company adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No.4, issued on November 29, 2005). There was little effect on each of the business segment information.

The Company adopted the “Amendments to Accounting Standards for Retirement Benefits” (ASBJ Statement No.3, issued on March 16, 2005) and the “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits” (ASBJ Guidance No.7, issued on March 16, 2005). As a result of this change, the increase of operating income for the six months ended September 30, 2005 and the fiscal year ended March 31, 2006 were 2,953 million yen (IT/Network Solutions Business 2,326 million yen, Mobile/Personal Solutions Business 216 million yen, Others 411 million yen) and 5,910 million yen (IT/Network Solutions Business 4,655 million yen, Mobile/Personal Solutions Business 431 million yen, Others 824 million yen), respectively.

(Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007))

Not applicable

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

As described in “Accounting standards for director’s bonus” of “Changes in significant items for presenting consolidated financial statements”, effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). There was little effect on each of the business segment information.

Geographical Segment Information

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(In millions of yen)

	Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Sales to customers	1,712,997	215,209	293,398	2,221,604	—	2,221,604
(2) Intersegment sales and transfers	215,714	9,860	97,713	323,287	(323,287)	—

Total sales	1,928,711	225,069	391,111	2,544,891	(323,287)	2,221,604

Operating expenses	1,919,243	225,634	390,754	2,535,631	(321,531)	2,214,100

Operating income (loss)	9,468	(565)	357	9,260	(1,756)	7,504

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(In millions of yen)

	Japan	Asia	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Sales to customers	1,700,932	135,218	141,352	163,091	2,140,593	—	2,140,593
(2) Intersegment sales and transfers	217,643	92,904	5,373	13,756	329,676	(329,676)	—

Total sales	1,918,575	228,122	146,725	176,847	2,470,269	(329,676)	2,140,593

Operating expenses	1,868,607	221,413	146,355	182,048	2,418,423	(305,266)	2,113,157

Operating income (loss)	49,968	6,709	370	(5,201)	51,846	(24,410)	27,436

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

	Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Sales to customers	3,683,325	387,962	581,362	4,652,649	—	4,652,649
(2) Intersegment sales and transfers	418,520	17,255	205,108	640,883	(640,883)	—

Total sales	4,101,845	405,217	786,470	5,293,532	(640,883)	4,652,649

Operating expenses	4,024,759	409,139	785,276	5,219,174	(636,501)	4,582,673

Operating income (loss)	77,086	(3,922)	1,194	74,358	(4,382)	69,976

Notes:

1	Geographical distances are considered in classification of country or region.

2	Changes in geographical segmentation

“Asia” is separately disclosed from the six months ended September 30, 2007 due to the increase in importance of the area, while it was included in “Others” before. The amounts of sales to customers, intersegment sales and transfers, operating expenses and operating loss of “Asia” included in “Others” for the six months ended September 30, 2006 are 129,415 million yen, 81,743 million yen, 213,350 million yen and 2,192 million yen, respectively. And the amounts of sales to customers, intersegment sales and transfers, operating expenses and operating income of “Asia” included in “Others” for the fiscal year ended March 31, 2007 are 261,430 million yen, 176,751 million yen, 434,941 million yen and 3,240 million yen, respectively.

3	Major countries and regions in segment other than Japan.

(1) Asia:	China, Chinese Taipei, India, Singapore, and Indonesia
(2) Europe:	U.K., France, the Netherlands, Germany, Italy, and Spain
(3) Others:	U.S.A.

4	Unallocable operating expenses are included in “Eliminations / Corporate “ starting from the six months ended September 30, 2007, whereas the same had been included in “Japan” previously. This change is made in order to be in consistent with the method of disclosing business segment information. Unallocable operating expenses for the six months ended September 30, 2007 and September 30, 2006 and the fiscal year ended March 31, 2007 are 23,538 million yen, 22,855 million yen and 47,136 million yen, respectively. Main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

5	Effective from this interim period after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporation tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax law as amended. The effect of the change was to decrease operating income of “Japan” by 1,210 million yen.

6	Changes in accounting policies

(Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006))

As described in the “Accounting Standards for Directors’ Bonus” of “Changes in Significant Items for Presenting Consolidated Financial Statements”, effective from six months ended September 30, 2006, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). There was little effect on each of the geographical segment information.

The Company adopted the “Amendments to Accounting Standards for Retirement Benefits” (ASBJ Statement No. 3, issued on March 16, 2005) and “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 7, issued on March 16, 2005). As a result of this change, the increase of operating income of “Japan” for the six months ended September 30, 2005 and the fiscal year ended March 31, 2006 were 2,953 million yen and 5,910 million yen, respectively.

(Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007))

Not applicable

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

As described in “Accounting standards for director’s bonus” of “Changes in significant items for presenting consolidated financial statements”, effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005). There was little effect on each of the geographical segment information.

Overseas sales

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(In millions of yen)

	Europe	Others	Total
I Overseas sales	233,790	389,405	623,195
II Consolidated sales	—	—	2,221,604
III Percentage of overseas sales to consolidated sales (%)	10.5	17.6	28.1

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

(In millions of yen)

	Asia	Europe	Others	Total
I Overseas sales	244,304	157,521	186,079	587,904
II Consolidated sales	—	—	—	2,140,593
III Percentage of overseas sales to consolidated sales (%)	11.4	7.4	8.7	27.5

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(In millions of yen)

	Europe	Others	Total
I Overseas sales	448,487	765,198	1,213,685
II Consolidated sales	—	—	4,652,649
III Percentage of overseas sales to consolidated sales (%)	9.6	16.5	26.1

Notes:

1	Geographical distances are considered in classification of country or region.

2	Changes in regional segmentation

“Asia” is separately disclosed from the six months ended September 30, 2007 due to the increase in importance of the area, while it was included in “Others” before. The amounts of overseas sales and percentage of overseas sales to consolidated sales of “Asia” included in “Others” for the six months ended September 30, 2006 are 213,237 million yen and 9.6%, respectively. And the amounts of overseas sales and percentage of overseas sales to consolidated sales of “Asia” included in “Others” for the fiscal year ended March 31, 2007 are 421,949 million yen and 9.1%, respectively.

3	Major countries and regions in segment other than Japan

(1) Asia:	China, Chinese Taipei, India, Singapore, and Indonesia
(2) Europe:	U.K., France, the Netherlands, Germany, Italy, and Spain
(3) Others:	U.S.A.

4	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

(Notes with relate to Per Share Information)

(In yen)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Net assets per share	510.06	Net assets per share	503.96	Net assets per share	512.99
Basic net income (loss) per share	(4.94)	Basic net income (loss) per share	(2.43)	Basic net income (loss) per share	4.43
Diluted net income per share	—	Diluted net income per share	—	Diluted net income per share	4.23

Notes: Basis for calculation

1. Although there was the potential dilution, diluted net income per share is not disclosed for the six months ended September 30, 2006 and September 30, 2007, because of the Company’s net loss position.

2. The basis for calculating net assets per share was as follows.

	Six months ended September 30, 2006 (As of September 30, 2006)	Six months ended September 30, 2007 (As of September 30, 2007)	Fiscal year ended March 31, 2007 (As of March 31, 2007)
Net assets per share
Total net assets (In millions of yen)	1,238,730	1,218,041	1,240,123
Amounts deducted from total net assets (In millions of yen)	205,559	197,581	201,315
(stock subscription rights included in the above)	(66)	(98)	(81)
(Minority interests included in the above)	(205,493)	(197,483)	(201,234)
Net assets at the period end attributable to common stock (In millions of yen)	1,033,171	1,020,460	1,038,808
Number of common stocks at the period end to calculate net assets per share (In thousands of shares)	2,025,603	2,024,902	2,025,009

3. The basis for calculating diluted net income and loss per share was as follows.

	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Net income and loss per share
Net income (loss) (In millions of yen)	(9,927)	(4,747)	9,128
Amounts not attributable to common shareholders (In millions of yen)	38	172	181
(Participating convertible securities included in the above)	(38)	(172)	(181)
Net income (loss) attributable to common stock (In millions of yen)	(9,965)	(4,919)	8,947
The average number of common stocks outstanding during the period (In thousands of shares)	2,016,334	2,024,955	2,020,369

Diluted net income per share
Adjustments to net income (In millions of yen)	—	—	—
Increased number of common stocks (In thousands of shares)	—	—	92,429
(Convertible bonds included in the above (In thousands of shares))	—	—	(92,426)
(Stock subscription rights included in the above (In thousands of shares))	—	—	(3)

Summary of equity instruments which were not included in the basis for calculating diluted net income per share as they are anti-dilutive	—

(a) Convertible bonds

10th unsecured convertible bonds (face value of 100,000 million yen)

Euro-yen convertible bonds due in 2010 (face value of 100,000 million yen)

(b) Bonds with stock subscription rights issued by consolidated subsidiaries

Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)

Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)

(a) Convertible bonds

10th unsecured convertible bonds (face value of 100,000 million yen)

(b) Bonds with stock subscription rights issued by consolidated subsidiaries

Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)

Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)

(c) Stock subscription rights

5 kinds of stock subscription rights (the number of stock subscription rights is 1,082 units)

2 kinds of stock subscription rights issued by NEC Electronics (the number of stock subscription rights is 2,790 units)

(c) Stock subscription rights

4 kinds of stock subscription rights (the number of stock subscription rights is 923 units) and treasury stock for stock options in accordance with Articles 210-2 of the former Commercial Code of Japan (the number of common stock is 62,000)

2 kinds of stock subscription rights issued by NEC Electronics (the number of stock subscription rights is 3,070 units)

(Notes with relate to Business Combination)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

I. Stock-for-stock exchange transaction under common control (NESIC)

1. Names of combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1) Names of combining companies:	The Company, NESIC and NEC Telenetworx both of which were consolidated subsidiaries of the Company. The name of the subsidiaries have remained unchanged even after the business combination.

(2) Description of businesses:

NESIC: Planning, consulting, designing, and constructing of network systems

NEC Telenetworx: Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave and satellite), communication control, broadcasting and activities in aerospace

(3)    Legal framework of the business combination and overview of the transaction including purposes for transaction

The business combination by the companies mentioned above was intended to reinforce the maintenance and operation service business in the network solution area and to promote streamlining of the business. Effective April 1, 2006, the stock-for-stock exchange transaction was conducted in which NESIC acquired all shares of NEC Telenetworx, which was previously a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of NESIC. NESIC is a subsidiary of the Company. Through this stock-for-stock exchange transaction, the Company also acquired additional shares of NESIC, resulting in an increase in the percentage of the Company’s ownership interest by 11.48%.

2. Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”. Since NESIC has minority shareholders, the Company accounted for the difference between the amount of decrease in the Company’s ownership interests in NEC Telenetworx and the amount deemed transferred with respect to the business of NEC Telenetworx as gain on change in interests in consolidated subsidiaries and affiliated companies as special gain. The Company also recognized goodwill for the difference between the amount that is deemed as an additional investment in NESIC and the amount of additionally acquired interests of NESIC.

3. Additional acquisitions of shares of subsidiaries

(1)	Cost of acquisition of business: 6,780 million yen

Objective: Shares of NEC Telenetworx

(2)	Stock-for-stock exchange ratio

Common stock of NESIC 26.051 shares: Common stock of NEC Telenetworx 1 share

(3)	Method for calculating the stock-for-stock exchange ratio

Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

(4)	Number of shares that NESIC offered to the Company and the appraisal value: 7,815,300 shares for 6,780 million yen

(5)	Goodwill, background of recognition of goodwill, and amortization method and period

(a)	Goodwill: 581 million yen

(b)	Background of recognition of goodwill: The market value at the time of the business combination exceeded the acquisition cost

(c)	Amortization method and period: Straight-line method over two years

II. Stock-for-stock exchange transaction under common control (NEC Infrontia)

1. Names of the combining companies or businesses, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1)	Names of combining companies: The Company and NEC Infrontia, a consolidated subsidiary of the Company. The name of the subsidiary has remained unchanged even after the business combination.

(2)	Description of businesses: Development, manufacturing and marketing of information and telecommunications systems and operation terminals and system solution business

(3)	Legal framework of the business combination and overview of the transaction including purposes for transaction

The business combination was intended to reinforce the IP telephony business within the NEC group. Effective May 1, 2006, the stock-for-stock exchange transaction was conducted in which NEC Infrontia became a wholly-owned subsidiary of the Company. Through this stock-for-stock exchange transaction, the Company acquired 34.29% of the additional shares of NEC Infrontia.

2. Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standards for Business Combinations III, 4. Accounting for transactions under common control, (2) Transactions with minority shareholders”.

The Company recognized goodwill for the difference between the amount that is deemed as an additional investment in NEC Infrontia and the amount of additionally acquired interests of NEC Infrontia.

3. Additional acquisition of shares of subsidiaries

(1)	Cost of acquisition of business: 24,405 million yen

Objective: Shares of NEC Infrontia 24,382 million yen

Direct acquisition cost was 23 million yen.

(2)	Stock-for-stock exchange ratio

Common stock of the Company 0.774 shares : common stock of NEC Infrontia 1 share

(3)	Method for calculating the stock-for-stock exchange ratio

Both parties agreed to the stock-for-stock exchange ratio by referring to the ratio calculated by a third party appraiser.

(4)	Number of shares offered and its appraisal value : 33,630,520 shares for 24,382 million yen.

(5)	Goodwill, background of recognition of goodwill, and amortization method and period

(a)	Goodwill: 12,916 million yen

(b)	Background of recognition of goodwill: The market value at the time of the business combination exceeded the acquisition cost.

(c)	Amortization method and period: Straight-line method over 15 years

III. Business divestiture transaction (Sony NEC Optiarc)

1. Name of the company divested into, description of businesses divested, major purpose of business divesture, overview of the business divesture including the date of business divesture and legal framework

(1)	Name of the company divested into:

Sony NEC Optiarc

(2)	Description of businesses divested:

Development, design, manufacturing, marketing and sale of optical disk drives

(3)	Major purpose of business divesture:

The business divesture was intended to reinforce the optical disk drive business by consolidating it with the optical disk drive business of Sony Corporation (hereinafter referred to as “Sony”).

(4)	Overview of the business divesture including the date of business divesture and legal framework

Effective April 1, 2006, the Company and Sony divested each of their optical disk drive businesses into a newly incorporated company, Sony NEC Optiarc, which succeeds the optical disk drive businesses of the Company and Sony. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc became 45%. The Company and Sony decided the ownership ratio by referring to the future cash flows of each of divested businesses which were estimated by a third party appraiser.

2. Summary of adopted accounting methods

The Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting for the Divesting Entity in Accounting Standard for Business Divestures”. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain on change in interest in the business divesture is not material.

3. Business segment in which the divested business was included

IT/NW solution business

4. Estimated gains or losses from the divested business in the current consolidated statement of operations

Disclosure of such estimated gains or losses is omitted because the estimated amount is not material.

IV. Formation of jointly controlled company (Adcore-Tech)

1. Name of the jointly controlled company, description of businesses, legal framework of the business combination, and overview of the transaction including purposes for transaction

(1)	Name of the jointly controlled company:

Adcore-Tech

(2)	Description of businesses:

Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobilephone systems of third generation and onwards

(3)	Legal framework of the business combination

Formation of a jointly controlled company

(4)	Overview of the transaction including purposes for transaction

The Company, NEC Electronics, which is the consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (hereinafter referred to as “Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (hereinafter referred to as “Panasonic Mobile”), and Texas Instruments Incorporated (hereinafter referred to as “Texas Instruments”) jointly incorporated a company that engages in the development of mobile phone systems.

The jointly controlled company plans to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry. The Company and NEC Electronics contributed 2,650 million yen for the six months ended September 30, 2006.

2. Summary of adopted accounting methods

The shareholders of Adcore-Tech consist of 3 groups, namely, the Company and NEC Electronics, Matsushita Electric and Panasonic Mobile and Texas Instruments. The total number of shares held by NEC and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile, both of which are the 2 largest shareholders among 3 groups. Thus, the Company adopted the accounting methods for consolidated financial statements which are prescribed in “Accounting Standard for Business Combinations III, 3. Accounting for combining of interests, (7) Formation of jointly controlled entity”. Adcore-Tech is accounted for by the equity method.

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

There are not significant transactions for six months ended September 30, 2007.

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

Refer to six months ended September 30, 2006.

(Notes with relate to Significant Subsequent Event)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

Since October 2006, the NEC Group has been among the parties subject to investigations by the U.S. Department of Justice (“DOJ”) and the European Commission regarding potential violations of antimonopoly laws (antitrust and competition laws) in the static random access memory (“SRAM”) industry; investigations by the Korea Fair Trade Commission regarding potential violations of Korean competition laws in the semiconductor industry; and investigations by the Japan Fair Trade Commission (“JFTC”), the DOJ, the European Commission, the Korea Fair Trade Commission, and the Competition Bureau Canada regarding potential violations of antimonopoly laws (antitrust and competition laws) in the TFT liquid crystal display industry. Following the commencement of investigation by the DOJ regarding potential antitrust violations in the SRAM industry, NEC Electronics America, Inc. has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Furthermore, following the commencement of investigation by the DOJ regarding potential antitrust violations in TFT liquid crystal display industry, the Company, NEC LCD Technologies, Ltd., and NEC Electronics America, Inc., have been named as defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. At present, no conclusions have yet to be reached in these investigations by authorities and civil lawsuits.

It has been discovered that there is a possibility of a defective part used in the electrical power supply unit within the LCD TV-installed desktop PCs VALUESTAR H and VALUESTAR G type H (model for direct web sales), which were sold in November 2003 by NEC Corporation and its consolidated subsidiaries, overheating and emitting smoke/igniting.

NEC and its consolidated subsidiaries announced on December 18 that they were discontinuing use of the products by customers and that products would be taken back without charge and the faulty part exchanged in order to ensure the safe use of the aforementioned products by its customers. In addition, NEC’s consolidated subsidiaries will be responsible for any expenses incurred in handling the product or exchanging the part etc. after the announcement of the aforementioned phenomenon. However, it is difficult to make a logical estimate regarding the amount of the expenses to be incurred at the current time.

	_________	_________

(2) Others

The NEC group has been subject to the investigations conducted by the U.S. Department of Justice and the European Commission in connection with potential violation of the antimonopoly laws (antitrust laws, competition laws) in the SRAM industry, investigations conducted by the Korea Fair Trade Commission in connection with potential violation of the antimonopoly law in the semiconductor industry and investigations in connection with potential violation of the antimonopoly laws in the TFT LCD display industry conducted by the Japan Fair Trade Commission, the U.S. Department of Justice, the European Commission, and the Korea Fair Trade Commission and the Competition Bureau of Canada.

Some companies in the NEC group are named defendants in a number of class action seeking damages for alleged violations of antitrust laws in the SRAM industry and the TFT LCD display industry.

At this moment, no conclusions have been reached related to the investigations conducted by these authorities and lawsuits.

Furthermore, in a lawsuit seeking for the Fair Trade Commission’s trial decision, the Company received Tokyo High Court rulings that revoked the trial decision that had ordered an exclusion treatment in the suspected violation of the antimonopoly law regarding general competitive bidding for automatic postal code reading machinery by the former General Post Office (Japan Post).

However, as a result of the final appeal by the Fair Trade Commission to the Supreme Court, the Supreme Court reversed the decision of the Tokyo High Court and ordered to pass back the lawsuit to the Tokyo High Court. No conclusion has been reached related to the lawsuit at this moment. In addition, trial proceedings regarding payment of the surcharge to the Commission are still in the process.

Please refer to the note with relate to contingent liabilities-others, which is included in the notes to consolidated financial statements (notes to consolidated balance sheets) about the possibility of violating antitrust laws in the DRAM industry.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

###